UNITED STATES
SECURITIES AND EXCHANGE CO MMISSION Washington, D.C. 20549
FORM C-AR
UNDER THE SECURITIES ACT OF 1933

Name of issuer: The Shift, LLC

Legal status of issuer:
Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: California
Date of organization: October 18, 2018

Physical address of issuer: 3101 N. Filbert Ave., Fresno, CA 93727

Website of issuer: https://www.angel.com/watch/the-shift

Current number of employees: 1

	Most recent fiscal year-end (2024):	Prior fiscal year-end (2023):
Total Assets:	$1,841,240.25	$1,993,112.34
Cash & Cash Equivalents:	$437.59	$915.68
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$3,575.00	$621,575.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0	$578,629.44
Taxes Paid:	$800.00	$800.00
Net Income:	-$142,672.09	-$720,737.06

Name of issuer: The Shift, LLC

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? Yes
We have filed our Form C-ARs late.

DIRECTORS OF THE COMPANY

Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director	Principal Occupation	Main Employer	Dates of Service
Brock Heasley	See Below for Employment History		

OFFICERS OF THE COMPANY

Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:
Officer:
Brock Heasley
Position: CEO
Dates of Service:
10/18/2018-Present
Responsibilities: Writing, Producing, Directing the feature film, "The Shift"

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office and any other employment for the past three years.

Employer: Stellar Lense Productions
Employer's Principal Business: Film and Video Production
Title: Writer/Producer
Dates of Service: January 2019-January 2022
Responsibilities: Writing, Directing, Producing, Designing, Editing on commercial, non-profit, and creative works, including the creation of a TV show currently in development with Oops Doughnuts Productions.

Employer: Self-Employed
Employer's Principal Business: Freelance Video and Film Production
Title: Freelancer
Dates of Service: August 2014-Present
Responsibilities: Writing, Producing, Directing, Editing, Designing, Illustrating on various projects.

PRINCIPAL SECURITY HOLDERS

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer 's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Held	% of Voting Power
Brock Heasley	1,090,000	50%
Erin Heasley	1,090,000	50%

BUSINESS AND ANTICIPATED BUSINESS PLAN

THE SHIFT is unabashedly a science fiction film. It is also unabashedly a faith-based film. A theo fiction. It's something new. Most of all, it is a modern day, sci-fi re-telling of the story of Job.

Job's story is a familiar one to any person of faith, but it's one we rarely see on screen or in fiction. Typically, modern faith-based stories are about a person coming to faith from a place of unbelief. What's striking about Job's story is that he is a person who already has faith and is then seemingly abandoned by God and severely tested. Job's test isn't to change his ways and arrive at a place of faith, it is simply to endure. It's to make the choice, every day, to still believe despite all hardship and evidence to the contrary.

THE SHIFT is a film about choice, in this case the choices made by Kevin Garner, a man whose marriage is struggling and whose employment is in jeopardy. In this moment of crisis, he is approached a mysterious stranger with great power, The Benefactor, and is offered fame, wealth, and happiness in exchange for doing his bidding. Kevin ultimately refuses, but then must live with the consequences of that decision: now, he's on the devil's radar in a whole new way.

All of us, every day, either give into temptation or choose what is right instead. The world is set against us and circumstances fluctuate, but the same choice is always before us: faith in the long haul or self-interest in the short term. In the end, Job proved worthy of God's faith in him. The question is: can Kevin do the same?

In 2025, we released special edition features to the Angel Studios Guild. We also continued to work on marketing efforts to boost the viewership of the film and its affiliated content. Of those efforts, we shot an episode of a pilot program that would be shown on Angel Studios. The program focuses on our director, Brock, talking about his single favorite line from the movie. This will act as an ad for the film itself.

Viewership is so important to our project because the Company earns revenue based on the portion of minutes watched of our project to all minutes watched on the platform. All available distribution revenue is divided among projects based on that portion.

As discussed previously, no revenue has been attributed to the Company for the distribution of the film nor any of its associated merchandise. All revenue generated through Angel Studios for the film's distribution has gone towards the repayment of production and marketing expenses that Angel Studios paid on our behalf. As previously noted, this is not a loan in the traditional sense since there is no responsibility for the Company to pay (as in Angel Studios cannot demand payment from the Company) but Angel Studios has a right to withhold all proceeds that would have been considered to be revenue generated through distribution, until the amount is recovered.

At the end of 2024, there was a balance of $3,133,401 owed to Angel Studios before the Company can begin making distributions to investors. At the end of 2025, there was a balance of $1,845,161 owed to Angel Studios before the Company can begin making distributions to investors. This represents a reduction of $1,288,240 year-over-year. As the film continues to receive new viewership, this allocation continues and we do anticipate reaching a break-even point with Angel Studios sometime in 2027, if the allocation amount continues relatively steady.

Once the break-even point has been reached, the Company anticipates waiting to make a distribution to the investors until the economics of such a distribution make sense. For example, if in 2027 there is revenue of $100,000, distributions would be only a small percentage of a return of the invested capital and the costs to engage in the distribution would be high for that amount.

THE SHIFT also has a number of merchandising items available for purchase. Chief among them is the Empty Tomb line of jewelry and apparel (including necklaces, bracelets, tie clips, earrings, a ring, t-shirts, hoodies, and more). Also available are THE SHIFT posters, a novel adaptation of the movie, licensing for church exhibition, and the aforementioned physical media releases. An audiobook release of the novel is planned.

We conducted five previous crowdfunding campaigns. The first concluded September 30, 2020, the second on April 29, 2021, the third November 23, 2021, and the fourth October 18, 2022. These previous efforts successfully raised over $3.1M combined for the production of the film. Our eventual final budget totaled approximately $7M, with the rest of the money coming from private investment and tax incentives from the state in which the film was shot, Alabama.

The fifth crowdfund was a non-equity raise for the P&A (marketing) of the film. That crowdfund concluded November, 2023 and raised $618,000. The P&A investors, because the offering was a debt offering with payment secured by proceeds from the box office sales, have already received a repayment of their investment.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Discuss the material factors that make an investment in the issuer speculative or risky:

(1) Because investors will hold non-voting securities of the issuer, you will not have a say in how the company operates. Instead, the company will be managed by its managers and officers, and their decisions may prove to be poor decisions for the financial well-being of the company.

(2) Though the movie has been released, reception over time and word of mouth could be such that the film decreases in popularity over time and not able to gain enough traction in the marketplace to become profitable.

(3) As a faith-based, niche film, the potential market is smaller than your average blockbuster

(4) The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as methods of distribution later negotiated, audience interest, etc.

(5) Audience tastes change and evolve, thus even if The Shift starts out with good publicity, there is no guarantee that viewership would remain high enough to create a profit for the investors.

(6) There Company obtained financing for the film and its marketing in a non-traditional way from Angel Studios. It isn't a loan that requires the Company to repay it, but Angel Studios can reduce all income generated from the distribution of the film until those funds are repaid. If the Company doesn't generate any income, it will not be required to repay the budget funds. Because of this spent budget, it could be years before the Company recognizes revenue that could be used to repay the investors.

(7) As the Angel Studios user base continues to grow, we anticipate continued distribution revenue from new viewers finding and watching our project. However, the long-term viewership cannot be known or anticipated with any certainty. It is possible that the audience and potential audience loses interest in the film and its affiliated content and merchandise and ultimately prevents repayment of your investment.

OWNERSHIP AND CAPITAL STRUCTURE

Do the securities offered have voting rights? □ Yes ☒ No

Are there any limitations on any voting or other rights identified above? ☒   Yes □ No

Explain: Pursuant to the Operating Agreement and on the rules for Regulation Crowdfunding, the investors holding Preferred Units have limitations on their ability to transfer their interest.

How may the terms of the securities being offered be modified?

Amendments to the Operating Agreement can be made by a majority of the Membership Interest in the Company and so the Preferred Units are protected from negative changes by the Manager's fiduciary duties to represent all of the members of the Company.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The securities being offered are also subject to approval and rights of first refusal to the Company and other members.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Units	unlimited	2 180 000	Yes	
Preferred Units	unlimited	1,166,693	No	Preferred return of 120% before distributions to Common Unit holders

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Could be diluted by future offerings.

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?   ☒ Yes No

How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

Because the securities purchasers in this offering do not control the day-to-day operations of the Company, the Manager of the Company may make decisions that the investors do not approve of or that harm the interests of the investors.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation is based on an industry practice of granting to all investors a total of roughly 50% of the company in exchange for whatever the budget will be. If the entire budget is raised in the form of equity, the ownership of the company will be roughly 50% to the creators and 50% to the investors, thus following the industry practice.

What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As a minority interest holder, the investors in this offering cannot control any day-to-day decisions of the
Company that might affect the value of their interest.

What are the risks to purchasers associated with corporate actions including:

• additional issuances of securities, If additional issuances are made, the investors in this offering may become diluted
• issuer repurchases of securities, The Company does not have a right to repurchase the securities unless the investor is attempting to transfer them
• a sale of the issuer or of assets of the issuer; or The risk here is if the issuer does not want to sell but the Common Members choose to sell. The investors in this offering have the preferred return so if this happens they would get paid out first before Common Unit holder get paid out.
• transactions with related parties?
Although the Manager of the Company may enter into related party contracts, his fiduciary duties to all members are what protect the investors in this offering from abuse.

Describe the material terms of any indebtedness of the issuer: N/A

What other exempt offerings has the issuer conducted within the past three years?

Completed a Regulation CF in October of 2022, which raised $1,452,036

Completed a Regulation CF in November of 2023, which raised $618,000

Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section
4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or persons
(4) any immediate family member of any of the foregoing
No to all of this.

If yes, for each such transaction, disclose the following:

None.

FINANCIAL CONDITION OF THE ISSUER

Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Company has a limited operating history. Up to this point, we have finished five previous Reg CF offerings and have completed production and theatrical distribution on the film. Because of that, most monies were funneled into a separate LLC in Alabama to take advantage of local tax incentives. However, revenue, once it begins paying out, will come to the California entity.

FINANCIAL INFORMATION

Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please see disclosed Unaudited 2024 and 2025 Financial Statements, (balance sheets, statements of comprehensive income, statements of cash flows, and statements of changes in stockholders' equity).

OTHER MATERIAL INFORMATION

In addition to the information expressly required to be included in this Form, include: (1) any other material information presented to investors; and (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Writer/Director Brock Heasley's experience with losing his job at the same time as his wife makes him uniquely qualified to tell the story of a man who finds himself at his lowest point with only his past experiences with God to rely on for faith when all other evidence has abandoned him. Additionally, Brock is an accomplished storyteller in various mediums, including books, comics, and, most crucially, film. He has engaged with filmed entertainment from various angles, including studio and television production/development.

ONGOING REPORTING

Once posted, the annual report may be found on the SEC's Edgar website or the issuer's website at:

https://www.angel.com/watch/the-shift

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3)   The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has

total assets that do not exceed $10,000,000;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

I, Brock Heasley, certify that the financial statements of The Shift, LLC included as exhibits to this Form C are true and complete in all material respects.

Brock Heasley, CEO, July 2, 2026.